SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
          RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of December 2002

                          (Commission File No. 1-14668)

                            Energy Company of Parana
                  (Translation of registrant's name in English)

                            Rua Coronel Dulcidio, 800
                           80420-170 Curitiba, Parana
                          Federative Republic of Brazil
                                 (5541) 322-3535
                    (Address of Principal Executive Offices)


              (Indicate by check mark whether the registrant files
                 or will file annual reports under cover of Form
                               20-F or Form 40-F.)

                            Form 20-F  X   Form 40-F
                                      ---            ---

                (Indicate by check mark whether the registrant by
               furnishing the information contained in this form
               is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                 Yes     No  X
                                     ---    ---

             [Letterhead of COPEL - Companhia Paranaense de Energia]


FOR IMMEDIATE RELEASE
---------------------

Contacts in Brazil                   Contacts in New York
Othon Mader Ribas                    Richard Huber - richard.huber@tfn.com
011-5541-222-2027                    Isabel Vieira - isabel.vieira@tfn.com
othon@copel.com                      212-807-5026/5110
Solange Maueler
011-5541-331-4359
solange@copel.com




               COPEL ANNOUNCES EXTRAORDINARY SHAREHOLDERS' MEETING

--------------------------------------------------------------------------------


            Curitiba, Brazil, December 11, 2002 - Companhia Paranaense de Energia - COPEL (NYSE: ELP), a Brazilian utility company that generates, transmits, and distributes electric power to the State of Parana, announced today that it will hold an Extraordinary Shareholders' meeting on December 26, 2002, at 2:00 p.m., at the Company's headquarters, located at Rua Coronel Dulcidio, 800, in Curitiba, Parana, Brazil.

            The meeting is being convened to address the following agenda:

              1. The Board of Officer's proposal for the Company's paid in capital to be increased (in Brazilian Reais), from R$ 1,620,246,833 to R$ 2,900,000,000, upon transfer of capital reserve, in the amount of R$ 731,736,253, and retained earnings reserve, in the amount of R$ 548,016,913, with the corresponding adjustment to article 4 of the Company's Bylaws.

              2. Replacement of six members of the Company's Board of Directors as appointed by the controlling shareholder.

              3. Election of three of the members of the Fiscal Committee and their three alternates as appointed by the controlling shareholder.


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

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         COMPANHIA PARANAENSE DE ENERGIA - COPEL


Date: December 11, 2002

                                           By /s/ Ricardo Portugal Alves
                                              ----------------------------------
                                              Name:  Ricardo Portugal Alves
                                              Title: Principal Financial Officer